Upgrade your retirement portfolio

An endowment-style fund, with institutional private markets investments

SEC Registered Fund · $1,000 Minimum · Quarterly Liquidity

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Private markets   Public markets

Portfolio allocation as of March 5, 2026

Featured portfolio managers

FOR A LIMITED TIME

Get lower-fee Founder Shares when you rollover an eligible retirement account or transfer an IRA to Ivy Invest

Why choose Ivy Invest?

Experience institutional-quality investing — finally made simple and transparent

Professionally-Vetted Access

We select top fund managers across a range of asset classes.

Blue Owl

Real Estate Net Lease Trust

Summary

Reduced Fees

Our institutional access provides lower fees,
so more of your compounding can stay invested.

Type	Private REIT
Inception Date	04/2022
Fund Size	$9.1B



Active Asset Allocation

Sleep well at night with a CIO-managed portfolio that adapts to markets.

Portfolio Allocations

Public Equities	40.0%	Fixed Income	10%
Hedge Funds	0.0%	Private Equity	24%
Private Credit	8%	Real Estate	6%
Infrastructure	5%	Special Situations	7%

Direct Indexing Included

Advanced direct indexing and tax-loss harvesting included, at no extra charge.[1]

S&P 500

- NVIDIA
- Apple
- Microsoft
- Google
- Amazon
- Meta
- Broadcom

Simplified Tax Reporting

One consolidated 1099 makes tax season straightforward.

Documents

Individual
Consolidated 1099

Traditional IRA
Form 5498

Your investment is secure



Trusted partners, proven standards—your security comes first.

 **Asset Custody at Fifth Third Bank**
Trusted bank with $200B+ of assets

 **SEC-Registered Fund with Independent Auditors**
Strict regulatory requirements

 **Your Funds Belong To You**
No commingling of customer accounts

Don't miss the majority of the market

If you're investing only in stocks and bonds, you're missing out on a big part of the American economy.
But with Ivy Invest, each share of our fund gives you exposure to both public and private markets.

	Ivy Invest	ETFs	Mutual funds	Robo-advisors
Stocks	✓	✓	✓	✓
Bonds	✓	✓	✓	✓
Hedge funds	✓	✓	✓	–
Private equity	✓	–	–	–
Private credit	✓	–	–	–
Special situations	✓	✓	✓	–
Private real estate	✓	–	–	–
Private infrastructure	✓	–	–	–

Frequently Asked Questions

Still have questions?
Email us at support@ivyinvest.co

What makes Ivy Invest different from funds typically offered in a traditional retirement account?

Like many traditional funds or ETFs, Ivy Invest's Fund can be purchased in a regular retirement account, such as an IRA or Roth IRA. What makes us different is what's inside of our Fund.

Most of the funds typically offered in retirement accounts, such as target-date funds or balanced funds, include only stocks and bonds. These funds miss out on a large part of the broader U.S. economy.

Ivy Invest's Fund includes a wider range of investments. In addition to stocks and bonds, our portfolio also has meaningful exposure to hard-to-access alternative investments, including private equity, venture capital, private credit, and real estate funds. Every share of our Fund provides a fully allocated portfolio that is professionally managed. You don't need to piece it together yourself.

One more distinction: Ivy Invest is a closed-end interval fund, not a mutual fund or ETF.

What makes Ivy Invest different from a roboadvisor?

Like a roboadvisor, Ivy Invest is designed to simplify your investing by providing you a Fund with a portfolio that you don't have to piece together yourself.

Unlike a roboadvisor, Ivy Invest offers an actively and professionally managed portfolio that follows the investment approach pioneered by large university endowments. Endowment-style investing gives you exposure to a much broader range of investments: stocks and bonds and private equity, venture capital, private credit, special situations, and real estate.

How is Ivy Invest able to access these alternative investments that are not generally available in traditional investment accounts?

Ivy Invest has several key advantages that allow us to include alternative investments in our Fund:

1. Our CIO has been investing in alternative investments for over 17 years. She has the expertise, network, and relationships to access these investments.
2. Ivy Invest manages a closed-end interval fund. Interval funds can invest in a wider variety of assets, including alternative investments, whereas mutual funds are more restricted.
3. Our Fund meets the investor qualifications for alternative investments, so by investing in our Fund, you get exposure to these alternative investments, regardless of your own investor qualifications.

What is the benefit of these alternative investments?

Alternative investments cover a wide variety of investments. Alternative investments include private equity, venture capital, hedge funds, private credit, real estate funds, and more. Different types of alternative investments offer different benefits.

Potentially higher returns: Private equity has historically offered higher returns than the stock market. Private credit has historically offered higher returns than the bond market.

Diversification: Private real estate funds and private credit historically have low correlations to the stock market. When the stock market drops, these low correlation investments can help protect the portfolio.

Taken together, a portfolio that includes alternatives has the potential to offer both better returns and lower volatility (so lower risk) compared to a traditional stock and bond portfolio.

There is a tradeoff, and it's important to remember. The Fund does not offer daily liquidity and instead offers quarterly repurchases. While we hope everyone sees the benefit of our Fund, we think the Fund can be a fit for those of you that want to keep your money invested a long time.

What do I need in order to invest in the Ivy Invest Fund?

We designed Ivy Invest and our Fund to make endowment-style investing accessible to everyday investors, not just the wealthy. The Fund is open to all U.S. citizens and residents. You don't need to be an accredited investor, and our minimum investment is just $1,000.

When can I sell my shares?

The Fund is structured as a closed-end fund operating as an interval fund. In order to accommodate less liquid assets in their portfolios, interval funds don't allow on-demand selling of shares, but rather offer shareholders the ability to sell during regular repurchase windows. Our Fund offers quarterly repurchases, meaning that shareholders will have the opportunity to sell their shares four times each year.

Interval funds place a cap on the total number of shares (calculated across the entire fund) that will be repurchased at any given time. Our Fund has a 5% cap, which means that in any given quarter, the Fund will repurchase up to 5% of its total shares.

Note that this is a fund-level cap, not a per-shareholder cap. We would expect that in a typical quarter, any shareholder would be able to sell 100% of their shares. But if the total number of repurchase requests across all shareholders exceeds that 5% fund-level cap, the Fund will pro-rate each selling shareholder's request.

Remember that the Fund is designed for long-term investors. We want to be clear on the long-term nature of our investment strategy and our Fund, because we think it's critical for Ivy Invest and you to be on the same page before you invest.

What is an interval fund? +

Ivy Invest's Fund is structured as an interval fund. In many ways, interval funds are similar to mutual funds:

- Interval funds and mutual funds are both highly regulated by the U.S. Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.

- Interval funds, like mutual funds, are transparent and standardized: both are required to provide consistent, periodic public filings and reports to investors.

Interval funds also have some major differences relative to mutual funds:

- Interval funds can invest in a wider range of assets, including less liquid assets like private equity, private credit, and real estate funds.

- Interval funds are technically considered closed-end funds, whereas mutual funds are open-end funds. Open-end funds offer daily purchase and sales. Closed-end interval fund shares can be purchased daily, but can only be sold during regular repurchase windows. Our Fund offers quarterly repurchases.

What kind of tax forms will I receive? +

Like mutual funds, the Fund issues a standard 1099-DIV form to investors who purchase shares in taxable brokerage accounts. Even though the Fund invests in alternative asset classes, it is unlike private funds, which issue more complicated K-1 forms. For IRA accounts, we issue standard 5498 forms for contributions, and 1099-R forms for any distributions.

Can I trust Ivy Invest? +

The security of your investment is our top concern. (After all, we're Ivy Invest customers too!)

Our flagship portfolio, the Institutional Investment Strategy Fund, is a fund registered with the SEC and regulated under the Investment Company Act of 1940. This is the same framework under which mutual funds are regulated. The Fund is required to comply with all of the regulations and requirements of the Act, including submitting to annual audits, providing financial reports, portfolio transparency, and adhering to specific rules regarding liquidity, tax, and portfolio compliance.

Oversight of the Fund is provided by its Board of Trustees, the majority of whom are independent from Ivy Invest. The Independent Trustees include the former CIO of the $14B Robert Wood Johnson Foundation, the former Chief Compliance Officer of Silver Lake Credit, and a former member of the Tufts University Investment Office. In addition, the Fund has an independent Chief Compliance Officer.

Ivy Invest works with large financial institutions to ensure the safety of your assets. Fifth Third Bank is the Fund's custodian, responsible for holding all of the Fund's investments. MUFG Investor Services, part of the $2.9T Mitsubishi UFJ Financial Group, serves as the Fund's Administrator and Transfer Agent and handles all movement of cash between investors and the Fund. Ivy Invest never touches your cash or securities.

Can I rollover my IRA or 401(k)/403(b)? +

Yes! The Institutional Investment Strategy Fund, with its investments into less liquid assets like private equity and real assets, is an excellent fit for retirement assets. We support traditional IRA, Roth IRA, and SEP IRA accounts, which all allow you to grow your assets tax-free. Cash from an existing IRA account can be easily transferred to Ivy, and most 401(k) providers also make it easy to rollover your prior employer account into an Ivy IRA. To get started, click "View Accounts" and select a Traditional IRA or Roth IRA, then choose Rollover (for a 401(k)) or Transfer (for an existing IRA). We're also here to help anytime: email us at rollovers@ivyinvest.co and we can guide you through the process. Please consult your tax advisor when considering a retirement plan rollover and investment in the Fund.

Where can I read the fund prospectus? +

The most recent prospectus is available here.

2261 Market Street, Suite 5190
San Francisco, CA 94114

hello@ivyinvest.co

[1] Via our partner RhumbLine Advisors, a firm with $136 billion under management, we provide direct indexing, a strategy that looks to replicate an existing stock index, like the S&P 500, through direct ownership of individual stocks. One benefit of direct indexing is tax-loss harvesting, which may help reduce tax bills by offsetting capital gains with losses from other positions.

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Endowment-style investing for everyone

This is how multi-billion dollar university endowments have invested for decades.
Now you can too.

Traditional —————— **Endowment-Style**



| Public Equities | 70% | Fixed Income | 30% | Hedge Funds | — | Private Equity | — |
| Private Credit | — | Real Estate | — | Infrastructure | — | Special Situations | — |

Ivy Invest fund allocations as of 03/04/2026

Fund features

Invest or rollover an existing retirement account

Designed for the long-term but with flexibility

Founder shares for early birds

Collective buying power means lower fees

 Simple tax reporting

 Benefit from direct indexing and tax-loss harvesting

You don't have to be ultra-wealthy
to invest like you are

MINIMUM INVESTMENT

$1,000

The Fund includes private markets investments that are typically available only to the wealthiest investors. Now you can access those investments with an initial investment as low as $1,000.

Traditional and alternative assets in every share

Every share has a cross-section of traditional and alternative investments in private equity, venture capital, private credit, real estate, infrastructure, special situations, hedge funds, public equities, and fixed income. We invest with top managers like Carlyle, Blue Owl, BC Partners, Golub, Rhumbline, and Hamilton Lane[2] to offer an institutional-class portfolio.

Download fact sheet

as of March 4, 2026



A pro making the decisions, so you don't have to

Ivy Invest's Institutional Investment Strategy Fund is managed by our CIO, Wendy Li, who brings more than 17 years of experience managing multi-billion dollar portfolios. Wendy and team routinely evaluate asset allocation, manager selection, and investment strategy as they anticipate changes in the market.

Meet Wendy

Take advantage of being a patient investor

Are you leaving money on the table by not including private markets in your long-term portfolio?



- Cash
- Money Market
- Stocks
- Bonds
- Private Equity
- Private Credit
- Private Real Estate
- Private Infrastructure
- Special Situations

Investment horizon

Short-term | Medium-term | Long-term

We invest in top fund managers with deep expertise



CARLYLE

Carlyle AlpInvest

Global private equity platform specializing in secondaries and co-investments

PRIVATE EQUITY



Hamilton Lane

Hamilton Lane Private Assets

Multi-strategy private equity with direct co-investments and secondaries

PRIVATE EQUITY



GOLUB CAPITAL

Golub Capital

Senior secured middle market lending with 30+ years of credit expertise

PRIVATE CREDIT



Variant Alternative Income

Unconventional income assets including royalties, litigation finance, and structured credit

PRIVATE CREDIT



Blue Owl Net Lease

Triple net lease real estate with investment-grade tenants

REAL ESTATE



Hamilton Lane Infrastructure

Core plus infrastructure focused on energy transition and digitization

INFRASTRUCTURE



BC Partners Credit

Opportunistic credit targeting specialty lending and dislocated opportunities

SPECIAL SITUATIONS



Muddy Waters

Research-driven activist short selling

HEDGE FUND



RhumbLine

Index specialist with $136B AUM powering our S&P 500 direct indexing

PUBLIC EQUITIES

Fund oversight

The Fund is overseen by a Board of Trustees – the majority of whom are independent from Ivy Invest – and has an independent Chief Compliance Officer.

Brian O'Neil

LEAD INDEPENDENT TRUSTEE

BACKGROUND

Brian O'Neil holds an M.B.A. from Columbia Business School and an A.B. from Princeton University. He brings over 40 years of experience across institutional investment management and financial services.

EXPERIENCE

Mr. O'Neil recently retired as Chief Investment Officer of the Robert Wood Johnson Foundation, where he managed the Foundation's $11.4 billion portfolio for 20 years. From 1980 to 2002, he held senior investment roles at Equitable Life Assurance Society (now AXA Equitable), becoming Deputy Chief Investment Officer in 1990 and Chief Investment Officer in 1992, including during the firm's demutualization and initial public offering.

Ross Weiner

INDEPENDENT TRUSTEE

BACKGROUND

Ross Weiner is an experienced operator and attorney with over 25 years of experience across law and financial services. He earned a J.D. from the University of Virginia School of Law and a B.A. from the University of Virginia.

EXPERIENCE

Mr. Weiner is a Co-Founder of AXOM Partners. He previously served as a Partner and General Counsel at Qatalyst Partners, held a senior role at Silver Lake, and was Director & Counsel at Credit Suisse.

Bha

INDEPENDENT TRUSTEE

BACKGROUND

B
H
M

EXPERIENCE

M
F
O
i

Quick facts

Fund Name	Institutional Investment Strategy Fund
Structure	Closed-end interval fund
Fees[3]	Founder Class: 0.75% / Investor Class: 1.00%
Minimum Investment	Founder Class: $10,000 / Investor Class: $1,000
Redemptions	Quarterly, up to 5% of outstanding shares
Custodian	Fifth Third Bank
Fund Administrator	MUFG Investor Services
Fund Ticker	Founder Class: XIVYX / Investor Class: IVYIX

Fact Sheet   Prospectus   Annual Report (March 31, 2025)   Semi-Annual Report (September 30, 2025)

[1] Each quarter the fund offers to repurchase up to 5% of its outstanding shares. If the number of shares tendered for repurchase exceeds the number the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of shares tendered. In such event, shareholders will have their shares repurchased on a pro rata basis, and tendering shareholders will not have all of their tendered shares repurchased by the Fund.

[2] Managers of underlying fund holdings as of February 2026. Fund holdings are subject to change.

[3] Includes management and shareholder servicing fees.

2261 Market Street, Suite 5190
San Francisco, CA 94114

hello@ivyinvest.co

Terms of Use   Privacy Policy   Full Disclosures

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Build wealth like you came from it

We started Ivy Invest with a simple idea: everyone deserves the chance to build wealth like the ultra-rich.

For years, wealthy families and institutions have had access to exclusive investments and strategies that deliver superior returns. We're here to change that. After managing multi-billion dollar portfolios for top endowments and foundations, we created a fund that brings the same approach to everyone. Ivy Invest goes beyond stocks and bonds, offering access to alternative investments typically out of reach for individual investors.

Your portfolio manager, Wendy Li

Wendy Li is Ivy's Chief Investment Officer. Before founding Ivy Invest, she spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations.

Most recently, Wendy was Managing Director of Investments at the Mother Cabrini Health Foundation (MCHF). At MCHF, she was responsible for developing the foundation's investment strategy, sourcing and executing investments across asset classes, and exercising day-to-day management over MCHF's $4B portfolio. Prior to MCHF, Wendy held similar responsibilities at UJA-Federation of New York. She began her career in the Investment Office of the Metropolitan Museum of Art.

Wendy is a graduate of Columbia University and a CFA charterholder.

Read her newsletter



0:00 / 0:50

Wendy Q&A

Why did you start Ivy Invest?

When we discussed the idea in 2023, I wasn't actually sure that we should start it.

As an institutional investor, I've long known that individuals and institutions invest in vastly different ways. On a professional level, I could build resilient, diversified, high performing portfolios for my institutions, but on a personal level, I couldn't invest in them myself. As individual retail investors, we face a number of structural barriers, not least of which is just the minimum investment amounts required by any one alternative investment (minimum investments are often $5 million and up), much less a portfolio of them.

This was such an ingrained reality and commonly accepted status quo, that I couldn't picture bridging the gap. Not until my now co-founders asked a very simple question, and prompted me to think hard about the answer – why shouldn't I invest like my institutions? As a sophisticated institutional investor, I know well how to construct a portfolio, how to manage liquidity, how to evaluate investment opportunities, how to diligence investment managers – why couldn't I overcome the barriers to replicate for my own personal portfolio the work I was doing on behalf of my institutions?

Explicitly asking the question, and then detail by detail listing the issues that needed to be solved – that has been the guidepost for Ivy Invest. We have been working non-stop to solve:

- The structural barriers: regulatory and legal, including the basic but difficult question of what kind of vehicle can even take in retail capital and still allow for institutional style investing

- The distribution barriers: how could we get this into the hands of everyday investors who maybe don't have financial advisers or "connections"

- The access barriers: how do we translate my knowledge and network of exceptional fund managers across asset classes into investments here at Ivy Invest

In short, I started Ivy Invest to build the product that I personally have always wanted (even if I didn't initially think it was possible) – and that's exactly what we've done.

What is your investment philosophy?

Naturally, my investment philosophy reflects the core elements of an endowment-style approach. These include:

Long-term Investment Horizon

I've seen over multiple market cycles how a long-term investment perspective promotes better investment decisions and limits knee-jerk reactions when markets are bumpy. Having a long time horizon also enables investors (with access) to consider less liquid investment opportunities, including private equity and venture capital. These opportunities in turn can provide higher returns than short-term, daily liquidity investments. And of course, a long-term approach allows investors to take advantage of the enormous power of compounding growth.

Equity Focus

As an asset class, equities (which includes public stocks and private equity/venture capital) have historically produced the highest returns over long periods of time. As a long-term investor, it's important to maintain a large and consistent allocation to public and private equities, which together capture the growth and return potential of the broader economy.

Diversification

The investment universe is far broader than just traditional stocks (equities) and bonds. Some non-traditional, alternative asset classes such as private equity and venture capital can offer higher returns than public equities. Other alternative asset classes such as private credit and real assets can offer returns that have low or no correlation to equities and provide downside protection during market downturns. Taken together, I've seen repeatedly how broadly allocated portfolios that include traditional and alternative assets can deliver better risk-adjusted returns, and over the long-term, better absolute returns.

Risk Management

In many ways, I think of risk management as a default mindset as much as a set of rules or principles. That said, diversification, both across and within asset classes, is a key component. Risk management also includes evaluating risk-adjusted returns across investments, managing portfolio liquidity, avoiding excess leverage, and preparing for different economic and market scenarios.

Manager Selection

I think this piece of the endowment-style approach might be the least familiar to individual investors. Endowments and foundations aren't typically making individual investments at the company or security level. Endowment-style portfolios invest in other funds through a process known as manager selection. This process is the key to how endowments and foundations are able to invest in a wide range of strategies and asset classes.

Let's consider a small subset of potential strategies - 1) investing in early stage biotech; 2) developing commercial real estate; and 3) lending to private companies[1]. I don't think it would be a surprise to anyone to hear that each of these strategies requires a special set of skills and expertise. Each strategy involves a different network of stakeholders. And it often takes years to develop the skills, expertise, and networks to pursue these strategies successfully. Now consider the hundreds of strategies that exist across various asset classes, and you can see why manager selection is so important.

What led you to become a professional investor?   +

I didn't grow up with ambitions to be a professional investor. As a kid, I didn't even know it existed as a career path. I grew up in a smaller city in Pennsylvania, and finance just wasn't on my radar.

That all changed during my time at Columbia, where particularly in my college days, the finance industry dominated a lot of on-campus recruiting and student career conversations. It was eye-opening for me, and I felt very drawn in. I've always been analytically inclined, and finance offered a lucrative career path where I could lean into my natural strengths.

As I was considering job offers, instead of a more traditional banking or consulting role, I made the choice to join something called an endowment investment office at the Metropolitan Museum of Art. Back then, professional, internally run endowment and foundation investment offices were far less common. It was an even more opaque part of the market than it is today. But I chose the role at the Met Museum because it sounded really different and interesting, and that proved to be the case! It led me down this wonderful career path of being a professional investor, or more specifically, an institutional allocator.

And it's hard to describe how much the broader investment world opens up to you as an institutional allocator. From my early days at the Met Museum to now, over 18 years later, I've had the great fortune to meet, learn from, and invest in many of the most talented investment managers in this business across every asset class.



Watch Wendy on Bloomberg

Listen to Wendy on the Meb Faber Show

Wendy Li on How To Invest Like Elite Endowments | #566
Jan 17 · The Meb Faber Show - Better Investing

Save on Spotify

54:58

Meet the Founders

We are a team of experienced builders and investors who are passionate about creating a better future for everyone.

 



Matt Pauker
CEO

Matt is a serial entrepreneur who previously co-founded Voltage Security (acquired by HP Enterprise) and 21 (acquired by Coinbase). He holds a BS in Computer Science from Stanford University.



Wendy Li
Chief Investment Officer

Before founding Ivy Invest, Wendy spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations.



Arash Ghodoosi
CTO

Arash previously founded the stock visualization app Spulse, built YouTube's location tagging, and worked as a software engineer at Dropcam (acquired by Google). MS in Computer Science, Stanford, BS in Mathematics from UCLA.

2261 Market Street, Suite 5190
San Francisco, CA 94114

hello@ivyinvest.co

Terms of Use   Privacy Policy   Full Disclosures

What is endowment-style investing?

Everything you need to know about endowment-style investing: how it works, why it can outperform traditional portfolios, and how Ivy Invest makes it accessible to everyone.

Learn more



All   Asset class   Holding   Blog   General

ASSET CLASS	ASSET CLASS	ASSET CLASS
Private Credit	Private Equity	Real Estate

ASSET CLASS	GENERAL	GENERAL

Public Equities

What is asset allocation?

Ivy Invest vs. Roboadvisor

HOLDING

Hamilton Lane Private Infrastructure Fund

HOLDING

Hamilton Lane Private Assets Fund

HOLDING

Opportunistic Credit Interval Fund

HOLDING

Carlyle AlpInvest Private Markets Fund

HOLDING

Golub Capital Private Credit Fund

HOLDING

Blue Owl Real Estate Net Lease Trust

HOLDING

Variant Alternative Income Fund

GENERAL

Wendy's Blog: Ask a CIO

BLOG

Private Markets Aren't Meant to Be Fair

BLOG

Some Thoughts on Limited Partner Advisory Committees

BLOG

A Means to an End

BLOG

Happy New Year!

BLOG

The Inevitable Backlash

BLOG

Things Go Wrong In Credit

BLOG

Advice for a Future Senior Allocator

BLOG

Should There Even Be An Investment Office?

BLOG

The Retail Market, Revisited

BLOG

Yes, We're Still Doing Strategic Asset Allocation

BLOG

Comparing J-Curves

BLOG

The Access Game

BLOG

Even Vanguard Has Low Expectations for Public Markets

BLOG

Meme Stocks and Short Sellers

BLOG

There's Always Another Train Leaving the Station

BLOG

What Do We Need To Be Better LPs?

BLOG

How to Make an LP Friend

BLOG

A Taxing Question

BLOG

Returning to Brian's Words of Wisdom

BLOG

There's a Lot of Noise Out There

BLOG

Diversification is Back

BLOG

I'd Rather Talk About Indices Than Tariffs

BLOG

It's OK to Like Different Things

BLOG

Overheard at Conferences

BLOG

Active vs. Passive

BLOG

Not All Distributions Are Equal

BLOG

Revisiting Sovereign Wealth Funds

BLOG

From Macro Idea to Portfolio Investment

BLOG

What Do Investors Do With All That Data?

BLOG

Convertible Arbitrage and MicroStrategy

BLOG

Managing Emotional Volatility

BLOG

Institutional LPs are Long-Term Oriented(ish)

BLOG

The Only Constant in Markets is Change

BLOG

Ivy Invest's First Year

BLOG

Investing Without a Plan

BLOG

Blurred Lines in Credit Markets

BLOG

Making LP Feedback Less Elusive

BLOG

Approximately Right Forecasts

BLOG

Liquidity Considerations in Private Market Investing

BLOG

Turning Quantity Into Quality

BLOG

Putting on a VC Hat

BLOG

Navigating Conflicting Data

BLOG

Choose Your Own Adventure with ETFs

BLOG

Time In the Market

BLOG

Advice For A New Allocator

BLOG

The Right Number of Managers

BLOG

Observing Sovereign Wealth Funds

BLOG

Breaking Up is Hard to Do

BLOG

Risk Parity and Diversification

BLOG

The U.S. Equity Market is Special

BLOG

Past Performance Does Not Guarantee Future Results

BLOG

The Most Popular Conference Topic

BLOG

Generalists vs. Specialists

BLOG

The Future Is Unpredictable (And That's OK)

BLOG

Brian O'Neil: Staying With It

BLOG

The Retail Market is More Than You Think It Is

BLOG

Key Decisions

BLOG

Invest in People

BLOG

Take the Free Lunch

BLOG

Something Old, Something New

BLOG

Filling in the Investment Blanks



Fund   About   Learn

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2261 Market Street, Suite 5190
San Francisco, CA 94114

hello@ivyinvest.co

Terms of Use   Privacy Policy   Full Disclosures

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Blue Owl Real Estate Net Lease Trust (ORENT)

📅 February 5, 2026   ↗ Share

Inception Date	April 2022
Fund Size	$9.1 billion (as of September 2025)
Management Fee	1.25%
Incentive Fee	12.5% over 5% hurdle, subject to high water mark and full catch-up
Preferred Return	5% hurdle rate

Market Opportunity

- $11.8 trillion investment-grade sale-leaseback market

- U.S. single-tenant transaction volume consistently exceeds $40 billion

- Triple net lease real estate can provide attractive yield, inflation protection, and downside protection

Triple net lease real estate, particularly in sale-leaseback format, presents a durable and inflation-hedged opportunity within private real estate. The potential investable U.S. and Canadian market exceeds $11.8 trillion, with annual transaction volumes consistently above $40 billion.

Amid rising interest rates and tighter credit, corporations are increasingly using triple net lease transactions to sell real estate and generate liquidity while retaining operational control. Investors benefit from long-term, contractual leases that provide predictable, tax-advantaged income and downside protection regardless of economic conditions.

Background of Firm

- Blue Owl manages over $295 billion across real estate, credit, and GP stakes strategies

- The firm's net lease platform owns over 5,100 assets and partners with over 600 primarily investment grade corporate tenants

Blue Owl Real Estate, formerly known as Oak Street Real Estate Capital, was founded in 2009 as a private equity real estate firm. In October 2021, Oak Street was acquired by Blue Owl Capital Inc. (NYSE: OWL) and rebranded as Blue Owl Real Estate.

Since inception, Blue Owl Real Estate has pursued a net lease investment strategy, providing bespoke, flexible balance sheet solutions for companies in need of capital, most commonly as sale-leaseback transactions. The firm makes investments primarily in single tenant, free-standing properties across industrial, essential retail, and office sectors. The manager targets high quality, investment grade tenants. As of September 2025, Blue Owl Real Estate managed $74.7 billion.

Strategy

- Focus on investment-grade triple net lease real estate, primarily sale-leasebacks

- Target sectors include essential services, logistics, healthcare, and retail

ORENT pursues a differentiated private real estate strategy centered on acquiring mission-critical assets via triple net leases with investment-grade tenants. Triple net leases are structured to pass almost all operational expenses (e.g. taxes, insurance, maintenance) to the tenant, providing the landlord with stable, predictable income and minimal maintenance burdens. These transactions are typically structured with long initial lease terms (10 to 20 years), embedded annual rent escalators, and corporate guarantees.

Properties are typically sourced off-market through established tenant relationships, many of which stem from Blue Owl's broader real estate and sponsor ecosystem. The portfolio skews toward recession-resilient sectors such as discount retail, quick service restaurants, logistics, and healthcare facilities, which have historically demonstrated stable occupancy and credit performance across market cycles. ORENT also pursues investments in digital infrastructure (i.e. data centers), which benefit from structural macro tailwinds.

ORENT represents a highly diversified portfolio. As of year-end 2024, the Fund held 231 properties leased to 123 tenants across 38 U.S. states, with weighted-average lease terms of over 13 years.

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Carlyle AlpInvest Private Markets Fund

📅 February 5, 2026   ➤ Share

Inception Date	January 3, 2023
Fund Size	$3.8 billion (as of December 2025)
Management Fee	1.25% annualized on net assets
Incentive Fee	10% on net profits, subject to high watermark

Market Opportunity

The private equity market offers both breadth and depth beyond what is available in public markets. There are over 140,000 private companies generating over $100 million in revenue compared to just 19,000 public equivalents. This imbalance is widening as companies increasingly choose to stay private longer, seeking to avoid public market scrutiny and benefit from the more flexible capital structures available in private markets.

Private equity has consistently outperformed public markets over long time horizons. Within private equity, secondary and co-investment strategies offer potentially attractive returns while mitigating the challenge of private equity's traditional J-curve. Against a backdrop of more constrained fundraising and volatility in public markets, managers like Carlyle AlpInvest are also increasingly able to acquire high-quality assets at discounts to NAV, enhancing forward return potential.

Background of Firm

- AlpInvest has deployed over $95 billion in private investments since inception (2000), including $37 billion in secondaries, $47 billion in primary commitments, and $17 billion in co-investments

- AlpInvest was acquired and fully integrated into Carlyle in 2011

AlpInvest was founded in 2000 and acquired by Carlyle in 2011. Carlyle AlpInvest is a global private equity platform known for its specialization across secondaries, co-investments, and primaries. The team includes over 90 professionals across offices in New York, Amsterdam, and Hong Kong, with an average of 18 years of private equity experience. As of November 2025, Carlyle AlpInvest manages over $102 billion, with longstanding relationships with more than 375 private equity firms globally.

Strategy

- Diversified private equity exposure across direct co-investments, LP secondaries, and GP-led secondaries

- Primarily invested in middle market buyout, which represents 93% of the portfolio

Carlyle AlpInvest Private Markets Fund (CAPM) pursues LP secondary, GP-led secondary, and direct co-investment transactions in the U.S. and Western Europe. The Fund focuses on lower and middle-market buyout investments alongside top-quartile private equity sponsors. Approximately 98% of the portfolio is invested in buyout strategies, with sector exposure primarily concentrated in industrials, healthcare, technology, consumer, and financials.

Over the years, Carlyle AlpInvest has established long-standing relationships with over 375 global private equity firms. These relationships provide visibility into deal pipelines and result in priority allocations and differentiated access to both GP-led secondaries and direct co-investments. This sourcing advantage, paired with the firm's strict underwriting discipline, supports high-conviction single company positions that can offer higher return potential. As of November 2025, over 56% of CAPM's portfolio was invested in single name GP-led secondaries and direct co-investments.

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The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

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Golub Capital Private Credit Fund (GCRED)

📅 February 5, 2026   ↗ Share

Inception Date	July 1, 2023
Fund Size	$9.6 billion total investments (November 2025)
Management Fee	1.25% of net assets
Incentive Fee	12.5% of net investment income (5% hurdle, full catch-up, paid quarterly); 12.5% of realized gains net of losses, paid annually
Preferred Return	5% hurdle rate

Market Opportunity

- Private credit now represents ~35% of the U.S. leveraged credit market.

- Bank retrenchment drives demand for alternative lending solutions.

- GCRED well positioned to capture sponsor-driven middle market deals.

Private credit continues to be one of the fastest-growing segments in global private markets. In the U.S., private credit's share of the leveraged credit market has increased from just 5% in 2000 to approximately 35% today. This growth is driven by structural shifts: traditional banks have reduced their lending footprint due to regulatory constraints, creating an ongoing need for non-bank lenders to step in. The asset class is projected to reach nearly $2.8 trillion by 2028.

GCRED targets this gap by focusing on directly originated, senior secured loans to U.S. middle market companies. Recent market events, including tariff-related uncertainty and volatility in the liquid loan market, have further highlighted the value of stable, relationship-driven private lenders like Golub Capital, which can deploy capital consistently even as public credit markets seize up.

Background of Firm

- 30+ years of private credit expertise.

- Over $85 billion capital under management.

- Deep sponsor relationships with 420+ private equity firms.

- Proven track record across cycles.

Golub Capital is a market-leading private credit manager with more than three decades of experience providing tailored financing solutions to middle market companies, predominantly those backed by private equity sponsors. The firm manages over $85 billion in capital and has originated more than $200 billion in loans since 2004.

Golub's competitive edge stems from its scale, deep bench of over 230 investment professionals, and long-standing relationships with 400+ private equity sponsors. This network provides GCRED with unique sourcing advantages and repeat deal flow that is less sensitive to public market volatility. The firm's disciplined underwriting and active portfolio management have enabled it to maintain a consistently low payment default rate of just 0.50% since inception.

Strategy

- Focus on senior secured, first-lien loans.

- Sector emphasis on non-cyclical, recession-resistant industries.

- Direct origination approach with disciplined credit selection.

GCRED's core investment strategy is to generate current income and capital appreciation by investing primarily in directly originated, first-lien senior secured loans to U.S. middle market companies. The fund targets sectors that exhibit resilience across market cycles, including healthcare, technology, and diversified business services.

The fund leverages Golub Capital's trusted sponsor relationships to access high-quality borrowers that are leaders in their respective niches, with diversified revenue streams and strong cash flow profiles. GCRED emphasizes conservative credit structures, robust covenants, and active borrower monitoring to mitigate risk.

The portfolio employs prudent leverage, targeting a debt-to-equity ratio of 0.85x to 1.25x. The portfolio represents 96% senior secured first-lien loans, all of which are private equity sponsor-backed.

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Hamilton Lane Private Infrastructure Fund (HLPIF)

📅 February 5, 2026   ⤴ Share

Inception Date	February 28, 2024
Fund Size	$155 million AUM (December 2025)
Management Fee	1.40%
Incentive Fee	None

Market Opportunity

- Infrastructure investments offer yield, inflation protection, and downside protection

- New opportunities driven by energy transition, digitization, logistics

- Attractive entry points in secondary and co-investment markets

Infrastructure investments can offer stable cash flow, inflation protection, and downside protection. Several macro themes are driving increased opportunity sets in infrastructure, including energy transition, digitization, and the modernization of supply chains. These trends are driving capital formation and deal activity. The growth in the asset class has created attractive entry points for long-term capital through co-investments and secondaries.

At the same time, inflation-linked cash flows and essential service characteristics make infrastructure assets uniquely attractive in today's environment of persistent inflation and rate volatility. Infrastructure investments offer a source of both diversification and downside protection, with the potential for yield and capital appreciation.

Background of Firm

- Hamilton Lane has over $1T in assets under management and supervision

- The firm has decades of global infrastructure and private markets experience

Founded over 30 years ago, Hamilton Lane is one of the world's largest and most established private markets investment firms. As of November 2025, the firm managed or supervised over $1 trillion in assets.

Hamilton Lane has been an active investor and advisor in infrastructure across core, core plus, and value-add strategies. The firm has reviewed thousands of infrastructure transactions and maintains relationships with over 300 infrastructure managers globally.

Hamilton Lane has scaled its infrastructure capabilities through dedicated teams and integrated global sourcing, enabling it to provide diversified access across sectors such as telecom, clean energy, transportation, and environmental services.

Strategy

- HLPIF focuses on core plus and value-add infrastructure opportunities across North America and Western Europe

- The Fund pursues a blend of diversified secondaries, co-investments, and single-asset GP-led secondaries

- Focus on long-term income and capital appreciation with lower volatility vs. public markets

HLPIF invests in a globally diversified portfolio of private infrastructure assets, with a focus on core plus and value-add opportunities. The Fund invests across three sleeves: diversified LP-secondaries, direct co-investments, and single-asset GP-led secondaries. LP secondary investments provide the Fund with mature, cash-generating infrastructure assets while direct co-investments in higher-growth opportunities offer higher upside potential. As of November 2025, the portfolio was comprised of 43% diversified secondaries, 41% co-investments, and 16% single asset secondaries.

The portfolio is diversified across sectors but has a strategic focus on areas that demonstrate strong secular tailwinds and essential service characteristics. As of November 2025, sector exposures included telecom (33%), environment and waste services (16%), power and energy (18%), transportation (14%), and renewables (15%). The Fund is geographically concentrated in North America (71%) and Western Europe (24%), where Hamilton Lane has deep sourcing relationships and long-standing experience underwriting infrastructure transactions.

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Hamilton Lane Private Assets Fund

📅 February 5, 2026   ↗ Share

Inception Date	September 2020
Fund Size	$5.4 billion AUM (November 2025)
Management Fee	1.40%
Incentive Fee	10% High Water Mark

Market Opportunity

The private equity market offers both breadth and depth beyond what is available in public markets. There are over 140,000 private companies generating over $100 million in revenue compared to just 19,000 public equivalents. This imbalance is widening as companies increasingly choose to stay private longer, seeking to avoid public market scrutiny and benefit from the more flexible capital structures available in private markets.

Private equity has also historically outperformed public markets. Per Hamilton Lane's internal research and third-party benchmarks (Burgiss and Cambridge Associates), private equity has outperformed the S&P 500 and MSCI World Index across nearly all long-term time horizons. Over the 25-year period ending December 2024, private equity produced excess returns of approximately 500 to 700 basis points, net of fees, depending on vintage and strategy.

Background of Firm

- Founded over 30 years ago as a private markets specialist

- $1T in assets under management and advisement (November 2025)

- Coverage of more than 17,500 GPs with 58,000+ funds reviewed

Hamilton Lane is one of the largest private markets investment firms globally, with more than three decades of experience managing and advising capital across direct, secondary, and fund investments. The firm has reviewed over 17,500 GPs and over 58,000 funds. Across the platform, the firm monitors over 168,000 portfolio companies held across private equity firms.

Strategy

- Multi-strategy approach: direct co-investments, LP secondaries, and GP-led secondaries

- Emphasis on buyout equity (target 50–70%) with smaller allocations to growth equity and venture capital

Hamilton Lane Private Assets Fund (HLPAF) aims to build a diversified and actively managed portfolio composed of direct co-investments, LP secondaries, and GP-led secondary investments. HLPAF continually monitors market conditions and seeks to pursue the best risk-adjusted opportunities across the private equity landscape. Roughly 76% of the portfolio represents private equity buyout positions, with growth and venture capital representing smaller allocations.

The fund's secondary investments, including both diversified LP portfolios and single-asset GP-led secondaries, serve to mitigate the J-curve effect typically experienced in private equity. LP secondaries also provide the opportunity to purchase compelling assets at discounts to NAV, particularly when a seller is looking to address liquidity needs.

Direct co-investments, which currently account for 50% the portfolio, are made alongside top-tier general partners with whom Hamilton Lane has deep familiarity. These investments provide targeted exposure to high-conviction opportunities with enhanced visibility into the underlying businesses, cash flows, and management teams. Direct co-investments also offer enhanced control, better fee economics, and higher return potential.

HLPAF's investment allocation process is driven by the firm's Evergreen Portfolio Committee, which integrates both bottom-up asset-level diligence and top-down macroeconomic perspectives. Sector, strategy, and geographic exposures are adjusted over time to reflect evolving risk/return expectations and capital market conditions. Recent allocations have leaned into defensive sectors such as healthcare and software.

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Visit Hamilton Lane to learn more about HLPAF.

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How does Ivy Invest compare to a Roboadvisor?

📅 February 5, 2026   ↗ Share

Endowment-style portfolio	11.6%
Roboadvisor portfolio	8.33%

ⓘ About this chart

What is a roboadvisor?

A roboadvisor is an online service that uses algorithms and technology to manage investments automatically. Roboadvisors are alternatives to traditional financial advisors, offering preset asset allocations, regular portfolio rebalancing, and basic financial planning tools. They typically charge lower fees and have lower investment minimums than personal financial advisors.

Ivy Invest's endowment-style approach

Like a roboadvisor, Ivy Invest is designed to simplify your investing by providing you a portfolio that you don't have to piece together yourself.

Unlike a roboadvisor, Ivy Invest offers an actively and professionally managed portfolio that follows the investment approach pioneered by large university endowments. Endowment-style investing gives you exposure to a much broader range of investments: stocks and bonds and private equity, venture capital, private credit, special situations, and real estate funds.

Endowment-style portfolios have historically generated significantly higher returns than most roboadvisor portfolios: 11.6%[1] vs. 8.3%[2]. Over a lifetime, this difference in returns could mean hundreds of thousands of dollars more at retirement for the average American[3].

Does a customized portfolio matter?

Roboadvisors offer a partially customized portfolio, within the limits of their algorithms. We recognize that customization is important to some investors, particularly those with strong views on certain companies or industries.

Ivy Invest offers a single Fund and does not provide customization. The flip side of customization is scale, and we believe that scale provides far more meaningful benefits for the vast majority of investors.

Ivy Invest combines individual shareholder investment dollars into a single, much larger pool of capital. With this larger pool of capital, Ivy Invest is able to access a wider range of investment asset classes, including private equity, private credit, real estate funds and more. In some of these investments, there are high eligibility requirements, such as $1 million minimums or requirements that investors have over $2 million of investable capital. Ivy Invest's Fund investors benefit from our size and don't have to worry about individual eligibility requirements. As another benefit of scale, Ivy Invest also invests at lower fees than are typically possible for individual investors.

Our Chief Investment Officer has more than 18 years of experience managing asset allocation, diversification, risk tolerance, and manager selection for large institutional endowments and foundations. Ivy Invest has brought this approach to the Fund, and we believe the resulting portfolio can provide an optimal risk and return balance for long-term investors.

What is tax-loss harvesting and is it important?

Tax-loss harvesting is a strategy that can potentially reduce taxable income. It involves selling investments below cost (i.e., taking a capital loss) and using the capital loss to offset capital gains from other investments. This process can help investors lower tax liabilities from capital gains, allowing them to keep more of their investment returns. Many roboadvisors include tax-loss harvesting as part of their service, potentially enhancing after-tax returns.

Note that tax-loss harvesting is a strategy that provides benefits for traditional, taxable investment accounts. You don't pay taxes on gains in an IRA or Roth IRA, so there's no benefit to loss harvesting in those types of accounts.

Our Fund employs tax-loss harvesting in a more sophisticated way. Most roboadvisors are only able to harvest losses at an ETF/index level, limiting the number of harvesting opportunities. Through our subadviser Rhumbline, which manages more than $118B in assets, we employ direct indexing for the Fund's public stock investments. Direct indexing allows us to more granularly harvest capital losses on individual stock investments, which can then offset capital gains across all of the Fund's investments, resulting in a more tax efficient overall portfolio.

When is a roboadvisor a good fit?

A roboadvisor can be a good fit for shorter-term assets. Roboadvisors provide equity exposure (unlike money market funds or savings accounts), while still being fully liquid.

When is Ivy Invest a good fit?

We believe that our endowment-style model is a great fit for your long-term assets – those dollars that you can keep invested for a longer period of time. By investing in less-liquid asset classes like private equity, venture capital, and real estate, endowment-style portfolios have historically outperformed roboadvisor-style portfolios. While we do offer quarterly redemption windows during which investors can sell shares, we've designed our portfolio to maximize benefits for buy-and-hold investors[4].

[1] Median 5-year annualized return as of 6/30/2025 for portfolio with target allocation: 20% private equity, 15% private credit, 5% real estate, 45% MSCI ACWI, and 15% fixed income. Private equity and real estate data per Cambridge Associates. Private credit data per Cliffwater Direct Lending Index. For illustrative purposes only. This does not represent an actual investment.

[2] Median 5-year annualized return for roboadvisors, as of 6/30/2025; data per Condor Capital Robo Report.

[3] Assumes retirement investing beginning at age 34; data per Federal Reserve Survey of Consumer Finances, 2024.

[4] Investment in the Fund involves substantial risk. The Fund is not suitable for investors who cannot bear the risk of loss of all or part of their investment. The Fund is appropriate only for investors who can tolerate a high degree of risk and do not require a liquid investment. Shares in the Fund are highly illiquid, and can be sold by shareholders only in the quarterly repurchase program of the Fund, which allows for up to 5% of the Fund's outstanding shares to be redeemed each quarter at NAV. Due to transfer restrictions and the illiquid nature of the Fund's investments, you may not be able to sell your shares when, or in the amount that, you desire.

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The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

BC Partners Opportunistic Credit Interval Fund (SOFIX)

 February 5, 2026   Share

Market Opportunity

Opportunistic credit strategies continue to experience secular tailwinds, driven by the retrenchment of traditional lenders, increased demand for bespoke financing, and elevated dispersion in credit markets.

BC Partners views the current uncertain macro environment as a particularly attractive backdrop for credit deployment, with growing dislocations across both primary and secondary markets in both public and private credit.

BC Partner's SOFIX strategy targets more complex investments in less trafficked segments of the credit market. These investments can include bespoke capital solutions for non-sponsor middle-market borrowers, specialty lending (e.g. equipment leasing, aircraft finance, NAV-based loans, etc.), and dislocated or stressed investments in mispriced publicly traded senior secured credits.

With rising capital needs among borrowers and uneven capital availability, the macro environment presents a favorable landscape for credit managers with origination capability, flexible mandates, and underwriting discipline.

Background of Firm

BC Partners Credit is part of BC Partners, a global private investment firm founded in 1986 with over $40 billion in assets under management. The BC

Partners Credit platform started in 2017 and manages over $8.7 billion across private lending, opportunistic credit, and various asset-backed investments.

SOFIX is the evergreen version of BC Partners Credit's Special Opportunities Funds. The BC Partners Credit team includes 49 investment professionals with deep expertise in sourcing, underwriting, and managing credit investments through various credit cycles.

Strategy

SOFIX pursues an "all-weather" opportunistic credit strategy targeting high risk-adjusted returns through three strategies: 1) private lending and structured equity; 2) specialty lending; and 3) dislocated liquid credit.

SOFIX focuses on downside-protected lending opportunities in the U.S. and European middle markets, with flexibility to rotate capital across public and private markets depending on relative value.

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Variant Alternative Income Fund

📅 February 5, 2026   ↗ Share

Inception Date	October 2, 2017
Fund Size	$2.6 billion AUM (as of December 2025)
Management Fee	0.95%
Incentive Fee	None

Market Opportunity

- Targeting niche asset-based lending opportunities that are unserved or underserved by traditional lenders

- Investments typically have structural protections and the ability to liquidate assets if needed

- Low correlation to public markets

The Variant Alternative Income Fund focuses on unconventional, income-generating assets. These niche credit opportunities are often overlooked by mainstream investors and can offer higher yields with contractual cash flows and embedded structural downside protections.

Because the market is highly fragmented, established lenders like Variant can access unique deal flow and pursue structure-driven alpha.

Background of Firm

- Variant Investments was formed in 2017

- The firm exclusively manages the Alternative Income Fund and the Impact Fund

- Team of 28, including 19 investment professionals focused on origination, due diligence, and risk management

Variant maintains a focused approach on alternative credit with dedicated resources across sourcing, underwriting, and portfolio risk management.

Strategy

- Unconventional income-oriented investments with contractual cash flows backed by hard and financial assets

- Focus sectors include litigation finance, royalties, structured credit, and receivables

- Avoids traditional equity beta and seeks structural downside protection

The Fund targets niche credit strategies that exhibit bond-like profiles while offering higher yields, such as royalty-backed loans, lender finance, structured settlements, and trade receivables.

Variant seeks downside-protected positions via seniority, asset backing, and structural protections, while avoiding exposure to assets lacking yield or near-term liquidity.

The Fund retains flexibility to adjust its asset mix over time as risk/return dynamics evolve. Average deal size typically ranges from $25 million to $50 million, and the portfolio is broadly diversified across 100+ positions.

Current investment themes include specialty finance, trade finance, transportation finance, litigation finance, real estate debt and equity, and royalties.

Learn More

Visit Variant Investments to learn more.

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What is asset allocation, and why is it important?

📅 February 5, 2026   ↗ Share

When building a portfolio, an investor has the opportunity to invest across different investment categories, or asset classes – for example, stocks and bonds. The process of deciding what percentage of the portfolio to assign to each asset class is referred to as asset allocation.

Our approach

Our endowment-style investment approach leans into two strategic insights from our CIO's years of institutional investment experience. First, asset allocation and portfolio construction are the most important decisions in the investment process. Second, every asset class and investment strategy requires a distinct skill set, and it's important to invest with skilled managers.

The endowment-style framework is less familiar to most individual investors, who often don't prioritize asset allocation and portfolio construction. This gap is understandable, as individual investors generally have a small menu of options to choose from (typically some combination of mutual funds, ETFs, stocks, and bonds), in which many of the menu items look and feel remarkably similar. Institutional investors, on the other hand, have an enormous array of investment options. A clear asset allocation and investment framework enables institutional investors to efficiently and effectively sift through and evaluate opportunities. More importantly, these decisions inform how much and what type of risk is taken in the portfolio, and consequently, the portfolio's return potential.

We break the investment universe down into a few broad categories based upon their risk/return attributes and roles in the portfolio: equities, income, and diversifiers. Within each asset class, the Fund invests in experienced institutional asset managers, selected through a rigorous due diligence process.

Equities

Equity investments offer the highest potential returns but also carry the most risk. Equity represents ownership in a company (publicly traded or privately held) and captures both gains and losses in value.

Equity investments offer the highest (i.e., uncapped) return potential, and over market cycles, we can expect equities (public and private) to outperform other asset classes. Conversely, equity investments are also the highest risk, as measured by historical volatility and risk of drawdown/potential capital loss. Taken together, we believe equities should be the largest allocation within a more broadly diversified portfolio.

From a capital structure perspective, equities are the most junior securities, and the equity value of a company reflects its residual value after accounting for all liabilities (e.g., operating expenses, taxes, debt, etc.). Equities therefore capture all the "upside" in company value growth and suffer all the "downside" when a company's value contracts. Public equities (stocks) reflect this residual ownership claim on publicly traded companies, and private equity reflects the residual ownership claim on privately held companies. Given the conceptual similarities, we generally evaluate total equity exposure in the aggregate across public and private equity.

Income

Income investments generate returns primarily through current income/yield. The current income component can provide a measure of downside risk mitigation, and investment risk can be further reduced through capital structure seniority and strong underwriting standards (i.e., income investments should have minimal risk of capital impairment). Income investments can include bonds, treasuries, and certain types of private credit investments, including corporate senior direct lending and asset-based lending.

Diversifiers

Diversifier investments generally meet two criteria: 1) the ability to generate equity-like returns; and 2) low beta and/or correlation to equities. Diversifier investments are likely to vary over time, depending on the opportunities available across public and private markets.

Certain types of investments, such as real assets, have an easier time satisfying the second condition (low beta/correlation), but don't always offer the opportunity to meet the first condition (equity-like returns). These investments can still have value within the Fund's portfolio due to their diversification benefits, but the allocation will tend to be lower given the lower expected returns.

Other types of investments, such as hedge funds, have certain examples that consistently meet both conditions but may be subject to challenging fees and fund terms. Consequently, hedge funds will also tend to have a lower allocation within the Fund's portfolio.

Special situations, distressed/liquidations, and other process-driven or dislocation-driven investments can be compelling diversifier investments. However, these investments are highly opportunistic in nature and can be plentiful or scarce, depending on the market environment. The Fund's portfolio allocation to these types of investments is likely to vary over time.

[1] 10-year annualized returns as of 3/31/2025. Endowment-style portfolio is represented by an allocation of 20% private equity, 15% private credit, 5% real estate, 45% S&P 500, and 15% Bloomberg Global Aggregate Bond Index. Traditional stock/bond portfolio is represented by an allocation of 70% S&P 500 Index and 30% Bloomberg Global Aggregate Bond Index. Private equity returns are represented by the Cambridge Associates LLC US Private Equity Index. Real estate returns are represented by the Cambridge Associates LLC Real Estate Index. Private credit returns are represented by the Cliffwater Direct Lending Index. For illustrative purposes only. The inclusion of various indices is for comparison purposes only. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Past performance is no guarantee of future results.

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The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

How does Ivy Invest compare to a Roboadvisor?

📅 February 5, 2026   ↗ Share

Endowment-style portfolio   **11.6%**

Roboadvisor portfolio   **8.33%**

ⓘ About this chart

What is a roboadvisor?

A roboadvisor is an online service that uses algorithms and technology to manage investments automatically. Roboadvisors are alternatives to traditional financial advisors, offering preset asset allocations, regular portfolio rebalancing, and basic financial planning tools. They typically charge lower fees and have lower investment minimums than personal financial advisors.

Ivy Invest's endowment-style approach

What is the illiquidity premium?

📅 February 5, 2026   ↗ Share



The illiquidity premium is the extra return that investors earn by investing in illiquid assets.

Wealthy institutions and ultra-wealthy families typically earn more from their long-term dollars by capturing something called an "illiquidity premium." This is potential extra wealth that is earned by being patient and not needing to trade investments frequently.

Here's how it works: When you invest money and agree not to touch it for a while, you give up the option to sell it whenever you want. Because you're giving up this flexibility, you deserve to be compensated.

For investment managers, knowing they have your money for a set time allows them to invest in things that take longer to make money, like private companies or private loans. These investments usually earn more than regular, easily sold investments like stocks. The potential extra earnings from these longer-term investments are referred to as the illiquidity premium.

This premium isn't a fixed amount. Historical comparisons of private investments versus public investments suggest that the extra return has been 3% a year.

If you think about it another way, investors who are only invested in mutual funds, ETFs, stocks, and bonds have the option to sell their investments every day. By keeping this option to sell their investments any time they want, they are effectively missing out on a potential 3% or more illiquidity premium. But if you have long-term investments, such as retirement savings, those potential extra returns compounded over many years could help build meaningfully more wealth.

The problem: most people haven't had many opportunities to access the type of investments that can capture the illiquidity premium and potential extra returns. Most people have only had access to mutual funds, ETFs, stocks, and bonds.

Ivy Invest is here to change that. Our Fund invests in the types of things that can earn that illiquidity premium – private equity, venture capital, private credit, real estate, and more. If you have long-term investments, and you can agree to not touch it for a while, our Fund can help you build wealth like large institutions and ultra-wealthy families.

Learn more about the fund and our liquidity terms.

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Private Credit

February 5, 2026 Share

Private credit is most commonly associated with corporate direct lending, but the asset class more generally includes any type of privately negotiated lending strategy where returns are derived at least in part, if not in whole, from contractual income.

Direct lending refers to the senior secured loans that fund the 'leveraged' part of leveraged buyouts. The direct lending category of private credit is therefore directly related to the private equity market, and the direct lending market has grown enormously alongside the private equity market over the past two decades.

In a typical private equity leveraged buyout transaction, the private equity investor ('sponsor') purchases a company in whole through a combination of debt and equity. For larger buyout transactions, sponsors typically use the broadly syndicated loan market to finance the debt portion. In this type of financing, banks lend from their balance sheets and then syndicate the loans (also known as leveraged loans), which are purchased by multiple investors (hence 'broadly syndicated loans') and can be traded in secondary markets. For smaller and medium sized transactions, known as middle market private equity, non-bank private credit lenders negotiate with the sponsor to directly provide the full amount of debt required (hence 'direct lending').

As a general rule of thumb, broadly syndicated loans are more borrower friendly than direct loans, with a cheaper cost of capital and looser debt covenants. Direct lenders, however, can offer sponsors greater speed and certainty of capital, particularly in periods in which public credit markets are experiencing greater volatility. Direct lenders can also be more flexible in accommodating more buyout complex transactions or transactions that anticipate a high degree of future merger and acquisition activity (i.e., 'buy and builds'). In return for speed,

certainty, and flexibility of capital, direct lenders are able to negotiate higher rates, more restrictive covenants, and exercise greater lender controls, particularly in the downside case of a workout (i.e., bankruptcy or restructuring) process.

Both leveraged loans and direct loans are floating rate loans issued at SOFR (Secured Overnight Financing Rate) plus a spread1. In contrast, bonds (including high yield, investment grade, munis, etc.) are fixed rate debt instruments. Direct lending therefore can serve as a hedge against rising interest rates and inflation.

As noted above, direct lending rates are generally higher than that of leveraged loans, meaning that the spreads are wider and the total yield is higher. Of course, not all direct lending strategies are equal, and as with all credit investments, Ivy Invest closely evaluates each manager's experience in sourcing, underwriting, documentation, monitoring, and workout processes.

In addition to corporate direct lending funds, the Fund may also invest in asset-based strategies. Asset-based investing is exactly what it sounds like: a private credit firm provides a loan using assets as collateral or invests directly in assets that produce income. The nuance here is that the assets are typically cash flow-generating (with a consistent or predictable cash flow profile – very important!) or have an inherent liquidation value and clear path to liquidity. For instance, a lot has been written in the press about large transactions involving music rights. The splashy, high dollar transactions make the news, but the majority of music royalty investments are in older musicians or bands with large bodies of work that generate consistent licensing revenues and therefore consistent cash flows (i.e., income).

There is an incredibly wide range of asset-based strategies. A sampling includes: equipment leasing, aircraft leasing, music/TV/film royalties, pharmaceutical royalties, litigation finance, rediscount lending, receivables (tax receivables, supplier receivables, government contractor receivables, etc.), and more! If an asset can be reliably valued/monetized or has a predictable cash flow profile, somebody has probably figured out how to lend against or invest in it.

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Strategy

Role in the Fund's Portfolio

Our Portfolio

Private Equity

📅 February 5, 2026   ↗ Share

Private Equity Average 3-Year Excess Return by S&P 500 Return Regime
Q2 1995 – Q4 2023



+9.34%	+6.51%	+7.77%	+2.98%	+2.14%
Less than -5%	-5% to 5%	5% to 10%	10% to 15%	Greater than 15%

<
Lower public market return

>
Higher public market return

Source: Hamilton Lane Data, Bloomberg (January 2024)[1]

Private equity has consistently outperformed the S&P 500 in bear markets and bull markets. This chart illustrates the additional return observed based on the performance of the S&P over 3 year periods.

Strategy

Private equity investments are equity positions in privately held companies. Just as in publicly-traded companies, the equity owners can benefit from the company's growth and upside value potential.

Leveraged buyouts (LBOs) are the most prevalent private equity strategy. In an LBO, a private equity firm uses a combination of debt and equity capital to acquire an entire company (either an existing private company, or a public company in a take-private transaction). As the control owner of the company, the private equity firm has a range of options to generate returns: management team changes, operational improvements, expansions, strategic acquisitions, etc. The private equity firm seeks to sell the company for a higher price, generally targeting 4 to 6 years from purchase to exit.

Growth equity investments typically are partial, non-control equity investments in fast-growing companies. These companies need capital to accelerate strategic growth plans but are not interested in being fully acquired. Growth equity investments typically follow venture capital investments into mature startup companies.

Private equity firms need capital to pursue their various strategies. This capital comes from underlying investors ('Limited Partners') in private equity funds, which typically include institutions (e.g., university endowments, foundations, pension plans, insurance companies), family offices, and ultra high net worth individuals. These investors benefit from the performance and value creation in private market companies that are not otherwise accessible in public markets. Our Fund investors now have the same opportunity to participate in private market investments.

Role in the Fund's Portfolio

Private equity and public equity serve similar roles in the portfolio: equity investments, as a broad asset class, can capture economic growth as reflected in rising corporate earnings and profitability.

Equity investments offer uncapped upside potential and over long time horizons can be the biggest driver of total portfolio returns. Both public equity and private equity also share similar risk factors. Consequently, we believe public and private equity allocations should be considered together and collectively should be the largest allocation in a diversified portfolio.

Drilling down a bit further, private equity offers exposure to the large swaths of the U.S. economy that increasingly are not captured in public equity markets[2]. As private and often control-oriented investors, private equity firms typically can more efficiently and effectively impact the companies in which they invest. However, they need stable, reliable capital to execute on their strategies - investments in individual companies take years to execute from start to finish. Private equity investments are therefore illiquid in nature.

We believe a long-term, diversified portfolio can, and should, pursue the excess return potential of private equity in exchange for less liquidity in that portion of the portfolio. It's important that investors take on this illiquidity with eyes wide open. Here at Ivy Invest, our CIO has been evaluating and investing in private equity for over 18 years and has the depth of experience to thoughtfully navigate the risk, liquidity, and return tradeoffs.

Our Portfolio

A well-run established institutional private equity program includes: 1) strategy diversification, 2) vintage year diversification, and 3) investing with experienced managers.

The Fund's private equity fund investments include experienced managers we know well that we believe are also capable of providing broad market exposure. These managers are specialist secondary private market investors and can be strategically advantageous for building the Fund's private equity allocation.

[1] "High" return environments are considered Public Market 3Y annualized returns from 10% to greater than 15%; "Low" and "average" return environments are considered Public Market 3Y annualized returns of less than 5% up to +10%. Chart compares private equity index time weighted returns vs. public equity time weighted returns. Returns do not include the reinvestment of dividends. Returns do not reflect the impact of fees and expenses, which would decrease the returns if included.

[2] An April 2023 report estimates that as of December 2022, there were approximately 18,000 U.S. private equity backed companies (source: E&Y). In contrast, there are approximately 4,600 publicly listed U.S.

companies (source: World Bank). To take it a step further, fewer than 15% of U.S. companies with revenue over $100 million are publicly held (source: Bain and Co).

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Why the S&P 500?

Our Direct Indexing Partner

Public Equities

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The Fund invests in the S&P 500 using a passive, direct indexing approach. Direct indexing allows us to minimize tracking error and take advantage of tax loss harvesting opportunities. We use these tax losses to lower the tax gains generated across the Fund's investments, ultimately creating a more tax-efficient portfolio.

Ivy Invest partners with RhumbLine Advisers to manage the Fund's passive equities portfolio. Founded in 1990, Rhumbline Advisers manages over $100 billion in assets and has a long history of managing passive index-based strategies for institutional investors. Rhumbline's depth of experience coupled with the firm's size and scale allow us to optimize rebalancing, minimize trading costs, and seek best execution – benefits that can accrue to our customers. Learn more about Rhumbline Advisers.

Why the S&P 500?

Ivy Invest's CIO spent many years investing in active equity strategies – she invested in growth equities, value equities, small-cap equities, international developed equities, emerging equities – and observed several lessons:

1. Equity markets are generally correlated and exhibit particularly high correlation during periods of market stress. In other words, historically when the S&P 500 experienced a downturn, most other equity markets were similarly negative and did not provide the expected diversification benefit.

2. Alpha (a manager's excess returns over the market benchmark) is variable and can be significant in certain markets. But we believe beta ultimately drives returns. In this context, we use beta as a shorthand to refer to the passive performance of a market benchmark, rather than the pure statistical definition. In our experience over the past 20 years, decisions regarding beta (i.e., which market to invest in) have mattered more than decisions regarding alpha (i.e., which manager to invest in for any given market), and we believe that will continue to be the case going forward.

3. The S&P 500 is a uniquely representative index that covers approximately 80% of the U.S. equity market cap and includes some of the largest multinational companies in the world. With an estimated 40% of revenues coming from outside the U.S., the S&P 500 inherently provides global economic exposure.

4. Alpha is hard to come by when investing in large cap U.S. equities (S&P 500). This makes sense intuitively - U.S. equity markets are among the deepest, most widely researched, and most transparent markets in the world. In U.S. large cap equities, it is particularly difficult to find a research advantage, and it is therefore incredibly difficult to generate consistent alpha.

With these lessons in mind, we invest in the companies of the S&P 500 index through a passive direct indexing approach.

Our Direct Indexing Partner

Ivy Invest has partnered with **RhumbLine Advisers**, a Boston-based institutional investment firm founded in 1990 that specializes in index-based strategies.

RhumbLine manages **$136 billion** in assets across 62 index-based products, serving 375 institutional clients across 40 states. As an employee-owned firm with over **35 years** of experience, RhumbLine brings institutional-grade expertise and infrastructure to our direct indexing approach.

This partnership allows Ivy Invest members to benefit from the same caliber of index management traditionally reserved for large institutional investors.

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Real Estate [1]

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Real estate is in many ways the easiest asset class to understand – it's visible, tangible, and part of everyone's daily experience. Under the surface, real estate encompasses a huge variety of assets and capital structures related to those assets.

These assets broadly fall under residential real estate (individually owned homes) and commercial real estate (pretty much everything else). Aside from residential mortgage-backed securities (RMBS), real estate as an investment asset class typically refers to commercial real estate and related strategies.

Strategy

Commercial real estate breaks down across several sectors:

- Multi-family (apartment buildings of any size)

- Retail

- Office

- Hotels and hospitality

- Industrial (examples include warehouses, factories, storage facilities, distribution centers, and data centers)

- Mixed-use (some combination of real estate types)

There are also niche categories, including: senior housing, student housing, affordable housing, biotech/life sciences facilities, etc.

Commercial real estate, much like personal residential real estate, is purchased with a combination of debt and equity. Just as there is a variety of real estate sectors, there is a variety of real estate debt and equity strategies.

Real estate equity investment strategies can have a range of risk and return profiles, including:

- Opportunistic (higher risk, focused on capital appreciation): includes ground-up development or significant property turnarounds

- Value-add (medium risk, mix of income and capital appreciation): properties require operational improvements, including renovations and lease-up strategies

- Core and core-plus (lower risk, focused on income): high quality properties with no or few operational requirements, high occupancy, and consistent contractual income from long-term leases

Opportunistic and value-add real estate equity strategies are typically offered through private equity real estate funds. Core and core-plus, and occasionally value-add, are typically offered through real estate investment trusts (REITs). REITs can be private or public – individual investors tend to be most familiar with public REITs, which are publicly traded stocks.

Real estate debt strategies include both publicly traded structured debt (commercial mortgage-backed securities / CMBS) and private debt strategies. Real estate debt strategies can also run the gamut from a risk perspective, from loan-to-own to first mortgages.

Role in the Fund's Portfolio

Real estate is expected to be a diversifying asset within the Fund's overall portfolio. Note that when we refer to real estate, we mean specifically private real estate funds and private REITs. In our CIO's experience, publicly traded REITs have exhibited higher correlation with public equities and have not provided strong diversification benefits.

Real estate can also provide a degree of inflation protection, as leased assets often include rent escalation clauses in line with inflation expectations.

Our Portfolio

In our CIO's view, commercial real estate is in a tricky place at the moment. The market dynamics and outlook can be vastly different depending on the investment sector, geography, and strategy. In broad strokes, industrial property is benefiting from ongoing tailwinds and retail is recovering from recent lows, while office is challenged and multi-family is fully priced.

In this environment, depth of experience is critical. The Fund is invested with an established real estate manager that has been executing the same strategy since 2009[2]. The portfolio is diversified across U.S. regions, with a strong tilt toward industrial properties along with certain essential retail assets.

As diversification relative to equities is a key reason the Fund invests in real estate, this investment is income-oriented. This private REIT pursues a triple net lease strategy, and the tenants are almost exclusively large investment-grade companies.[3]

Although not guaranteed, the investment manager also seeks to designate distributions as return of capital where possible, improving the tax-efficiency of the investment income.

[1] The Fund may purchase private real estate funds and real estate investment trusts (REITs), real estate equity or debt and therefore may be subject to risks similar to those associated with direct investment in real property. The Fund may not purchase or sell real estate or interests in real estate.

[2] The Fund's holdings are subject to change without notice.

[3] A triple net lease property is one in which the tenant is responsible for the taxes, insurance, and maintenance of a property throughout the life of the lease. Triple net lease properties often start as sale-leaseback transactions, in which a company seeks to raise capital by selling a real estate asset and then renting it back as a tenant.

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What is endowment style investing?

 February 5, 2026   Share



What do Ivy League colleges like Yale and Columbia, public universities like UVA and Texas A&M, and non-profits like the Rockefeller and Ford Foundations have in common? They all invest their capital very differently than the average American.

By practicing an endowment-style investment approach, these institutions have been able to generate outsized returns over many decades. They take advantage of being patient, long-term investors to build portfolios that can capture upside during bull markets and provide downside protection in bear times.

Illiquidity Premium

How have these endowments and foundations created such remarkable results? One key to their success is taking advantage of the illiquidity premium.

Illiquidity premium refers to the idea that investments that require the investor to lock up their money for some period of time (illiquid) have historically outperformed ones where the investor can sell at any time (liquid).

For example, stocks are liquid: you can choose to sell your shares whenever you want, with no minimum holding period. Private equity investments, on the other hand, often require that an investor lock up their money for years. But in return for this illiquidity, private equity investors have been rewarded: over the last 25 years, they have earned 4.45% additional annualized return over investors who invested only in global stocks.[1]

Another way to look at it: an investor who only invests their long-term capital in liquid stocks and bonds is potentially leaving significant money on the table. The endowment-style approach aims to help investors take advantage of their patience.

Read more about the illiquidity premium.

Asset Allocation and Manager Selection

Also core to the endowment-style approach is an active asset allocation and manager selection strategy.

Asset allocation refers to the process of determining how the dollars in a portfolio should be split among various types of investments. For example, in certain market conditions, an asset allocation that leans more heavily towards equity investments, like stocks and private equity, might be expected to outperform. In other market environments, more credit-oriented investments might be more attractive. In an endowment-style approach, active asset management, led by an experienced investment team, helps ensure that the portfolio is consistently well-positioned for changing markets.

To best take advantage of the unique opportunities that may exist in different types of investment areas, endowment-style portfolios typically invest in strategy-specific funds, or managers. For example, within the private credit ecosystem, there are funds that specialize in direct lending and others that focus on asset-based lending. A rigorous manager selection process helps identify the funds best suited to execute on the desired strategies.

Read more about Ivy Invest's approach to asset allocation and manager selection.

Ivy Invest's Fund

We don't think it's fair that only the wealthiest institutions have access to the benefits of this proven long-term investment strategy, so we've built an endowment-style, public & private markets fund that is available to all investors. With active asset allocation and manager selection run by an experienced institutional Chief Investment Officer, our Fund is designed to help you take advantage of your illiquidity premium.

Learn more about our Fund.

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